June 7, 2006


 Sasha Parikh
 Staff Accountant
 Division of Corporate Finance
 United States Securities and Exchange Commission

 Re:  American HealthChoice, Inc.
 Form 10-KSB for Fiscal Year Ended September 30, 2005
 Filed January 13, 2006
 Form 10-QSB for the quarter ended March 31, 2006
 File No. 0-26740


 Dear Ms. Parikh:

 Following are our responses to the comments in your letter of June 7, 2006.


 Form 10-KSB for the year ended September 30, 2005


 Management's Discussion and Analysis
 ------------------------------------
 Overview
 --------
 Billings and Collections
 ------------------------

  1. The relationship to billings and collections for the affiliated clinics is explained under Critical Accounting Estimate/net patient billings from affiliated clinics retained as agent which reads "When the patient billing is submitted by the doctor to the attorney, we recognize revenue for the amount of the patient billing to be retained as agent, which equates to the total patient billing submitted by the doctor to the attorney less an allowance for discount and less the contractual amount due to the affiliated doctor." Following are the criteria from SAB 104 and the applicability to recognition at the time of submission to the attorney.

        * Persuasive evidence of an arrangement exists-The management contract between the Company and the affiliated doctor.

        * Delivery has occurred or services have been rendered - The patient has been treated and released by the doctor.

        * The seller's price to the buyer is fixed or determinable - The patient billing has been calculated and is final.

        * Collectibility is reasonably assured - Approximately 95% of cases submitted to attorneys reach settlement.

      As a point of reference, the revenue recognition policy for affiliated clinics is more conservative than the company-owned clinics where revenue is recognized at the time of service.


  Amount of Payment to Medical Providers in Relation to Settlement Amount
  -----------------------------------------------------------------------

  2. Please see Critical Accounting Estimate/Internal and External Information first paragraph for a discussion on the difference between total settlement and reimbursement as a percentage of amount billed. This section should clarify the relationship between 50% of the settlement amount and 35% collection rate on settled cases.


 Results of Operations
 ---------------------
 Fiscal year ended September 30, 2005 compared to fiscal year ended
 ------------------------------------------------------------------
 September 30, 2004
 ------------------
 Allowance for Discount on Patient Billings
 ------------------------------------------

  3. The primary objective of the process is to accrue an allowance for discount, which matches net billings and expense in the appropriate accounting period. In a typical company operating medical clinics, the period between the date of service and the collection date at which time the discount percentage is known may be a range of 30 to 120 days. In our company the period can range from 120 days to more than two years for some personal injury cases. To put this in perspective, 60% of the cases settled in fiscal 2005 were reported in a previous fiscal year as net patient billings. For example, if a particular case was reported as a patient billing with a 42% allowance for discount in 2004 and settled in 2005 for an actual discount of 35%, then we would have a "cushion" of 7% in the allowance account on the balance sheet for this case. Since 40% of the cases recognized as patient billings in 2005 will be settled 2006 and future years, the 37.5% rate is more weighted toward "recent" historical rates. This is supported by the actual discounts for 2005 of 35% on settled personal injury cases, which we believe to be the most accurate historical rate and should be used to calculate the allowance for discount on the 2005 Statement of Operations. This estimate is further supported by our discussion in the Internal and External Information paragraphs of the Critical Accounting Estimate section of the MD&A. The 37.5% is a weighted average taking into consideration that 80% of the patient billings are personal injury cases at 35% discount and 20% are major medical and worker comp at a 50% discount. In summary, the discounts are based on historical information, which we believe to be the most accurate estimate of the actual discount at time of settlement. We always keep in perspective to need to provide for discount using historical data.


 Critical Accounting Estimates
 -----------------------------
 Allowance for Discounts on Personal Injury Case Billings
 --------------------------------------------------------

  4. The other category for the year ended September 30, 2004 in the amount of $449,000, which is a net reduction to the allowance, is a combination of multiple items including the reconciliation of the detail customer aging for individual accounts by clinic to the general ledger. No individual items were more $200,000. The other category for the year ended September 30, 2005 in the amount of $180,000, which is a net addition to the allowance, is a combination of multiple items with no individual item more than $100,000.

  5. As discussed in comment 4, the 42% allowance rate was used for the 2004 statement of operations and the collection rate improved in 2005 resulting in an historical discount of 35%, which was used as an allowance rate on the 2005 statement of operations. The 32% rate is based on the recent historical rate of 33% for cases settled in the fourth quarter of 2005. The discussion in the amended filing will be expanded to cover major medical and personal injury cases over two years.

  6.  Bad debt expense is synonymous to allowance for uncollectible accounts.

  7. Please refer to response to comment 5. The major medical and worker compensation discounts are discussed under Allowance for discounts on major medical and worker compensation insurance billing at company-owned clinics. The balance sheet allowance for personal injury cases is based on the fact that the settlement amount may not be as favorable as cases less than two years because the attorney may have to take the case to trial and incur higher fees and expenses, resulting in a lower settlement for the clinic.

  8. An additional sentence has been added to Bad debt expense on personal injury cases at company-owned clinics.

  9. The change from $1,555,000 to $2,407,000 was the result of a reclass from the other credits category from the previous draft. This allowance analysis is for company-owned clinics only so there is no data for affiliated clinics. The $299,000 for fiscal 2005 is the reserve applicable to the accounts receivable acquired in connection with the purchase of two affiliated clinics. Based on our phone conversation, we did further analysis to arrive at the write-off amount versus the accrual.


 Consolidated Statement of Operations
 ------------------------------------
 Bad Debt Expense
 ----------------

  10. The response to comment 3 was to explain the bifurcation of bad debt expense from the allowance for discount on settled cases in the amended filing. In the original filing, the allowance for bad debt was included in the allowance deduction to arrive at net billings. The amended filing has segmented bad debt expense in the operating expense section of the statement of operations.


 Note 13. Subsequent Event
 -------------------------

  11. The debenture amount as of the first executed documents was $300,000, which was reduced to $30,000 on January 20, 2006. The Securities Purchase Agreement includes additional terms and conditions related to the Debenture and Warrant Agreements.


 Note 14. Contingencies
 ----------------------

  12. The amended filing will have the required disclosure.



 Form 10-QSB for the quarter ended March 31, 2006

  13. The disclosures have been revised to be consistent with the amended Form 10-KSB.

  14. The beneficial conversion feature will be amortized straight line over the first four months after the effective date. The disclosure will be amended accordingly.

  15. This information will be in the amended filing.

  16. This information will be in the amended filing.


 A marked copy of the latest Amended 10-KSB filing is attached to this letter. The amended 10-QSB will follow tomorrow.


 Sincerely,

 /s/ John C. Stuecheli
 ---------------------
 John C. Stuecheli
 Vice President and CFO